SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No....)
(Name of Issuer) Interoil Corporation

(Title of Class of Securities) Common Stock

(CUSIP Number) 460951 10 6

(Date of Event Which Requires Filing of this Statement) 24 February 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460951 10 6
(1) Names of reporting persons. Orchid Fund Pte Limited
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,450,729
(7) Sole dispositive power 0
(8) Shared dispositive power 2,450,729
(9) Aggregate amount beneficially owned by each reporting person 2,450,729
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 5.103%
(12) Type of reporting person (see instructions) CO

CUSIP No. 460951 10 6
(1) Names of reporting persons. Richard Chandler Capital Corporation Pte Limited
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,450,729
(7) Sole dispositive power 0
(8) Shared dispositive power 2,450,729
(9) Aggregate amount beneficially owned by each reporting person 2,450,729
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 5.103%
(12) Type of reporting person (see instructions) CO

CUSIP No. 460951 10 6
(1) Names of reporting persons. Richard Chandler Capital Corporation
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,450,729
(7) Sole dispositive power 0
(8) Shared dispositive power 2,450,729
(9) Aggregate amount beneficially owned by each reporting person 2,450,729
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 5.103%
(12) Type of reporting person (see instructions) CO

Item 1.

Item 1(a) Name of issuer:

Interoil Corporation

Item 1(b) Address of issuer's principal executive offices:

Cairns, Australia

Level 3

Cairns Square

42-52 Abbott St.

Cairns,

Queensland, 4870

Australia

Port Moresby, Papua New Guinea

InterOil Limited

InterOil Refinery

Post Office Box 1971

Port Moresby, NCD

Houston, USA

25025 I-45 North, Suite 420

The Woodlands, TX 77380

OR

P.O. Box 8727

The Woodlands, TX 77387

Item 2.

2(a) Name of person filing:

Orchid Fund Pte Limited

Richard Chandler Capital Corporation Pte Limited

Richard Chandler Capital Corporation

2(b) Address or principal business office or, if none, residence:

Orchid Fund Pte Limited and Richard Chandler Capital Corporation Pte Limited:

46-01 UOB Plaza 1, 80 Raffles Place, Singapore 048624

Richard Chandler Capital Corporation:

Windward 1, Regatta Office, PO Box 897, Grand Cayman, KY1-1103 Cayman Islands

2(c) Citizenship:

Orchid Fund Pte Limited and Richard Chandler Capital Corporation Pte Limited: Singapore

Richard Chandler Capital Corporation: Cayman Islands

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 460951 10 6

Item 3. Not applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: The number of shares beneficially owned by each reporting person is 2,450,729
b.	Percent of class: The percentage of the class of shares beneficially owned by each reporting person is 5.103%
c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: The number of shares as to which each reporting person has shared power to vote or direct the vote is 2,450,729
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: The number of shares as to which each reporting person has shared power to dispose or direct the disposition of is 2,450,729

Item 5. Ownership of 5 Percent or Less of a Class

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORCHID FUND PTE LIMITED

By:	/s/ James A. Macarthur
Name:	James A. Macarthur
Title:	Director

RICHARD CHANDLER CAPITAL CORPORATION PTE LIMITED

By:	/s/ James A. Macarthur
Name:	James A. Macarthur
Title:	Director

RICHARD CHANDLER CAPITAL CORPORATION

By:	/s/ James A. Macarthur
Name:	James A. Macarthur
Title:	Director

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Agreement of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement, and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on March 2, 2012.

ORCHID FUND PTE LIMITED

By:	/s/ James A. Macarthur
Name:	James A. Macarthur
Title:	Director

RICHARD CHANDLER CAPITAL CORPORATION PTE LIMITED

By:	/s/ James A. Macarthur
Name:	James A. Macarthur
Title:	Director

RICHARD CHANDLER CAPITAL CORPORATION

By:	/s/ James A. Macarthur
Name:	James A. Macarthur
Title:	Director